John Stickel
United States Securities and Exchange Commission
April 19, 2021

April 19, 2021
Via EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Mailstop 3233
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Stickel, Attorney-Advisory

Re:	Genworth Mortgage Holdings, Inc.
Registration Statement on Form S-1
CIK No. 0001823529
Ladies and Gentlemen:
On behalf of Genworth Mortgage Holdings, Inc. (the “Registrant”), we hereby file the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”).
Set forth below are the Registrant’s responses to the outstanding comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated October 13, 2020 (the “Staff’s Letter”) in respect of the draft Registration Statement initially submitted by the Registrant on September 15, 2020. The response follows the comment from the Staff’s Letter and includes page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment, if applicable.
Registration Statement on Form S-1
Our Parent and Principal Stockholder, page 8
1.Please briefly discuss here your expected relationship with your parent company after the offering and discuss your status as a “controlled company” and whether you plan to rely on the “controlled company” exemptions from certain corporate governance requirements. Please also briefly summarize the potential conflicts of interest associated with having a controlling shareholder and the ability to your parent to control the outcome of matters put to a stockholder vote. Further, consistent with your disclosure on page 51, clarify here that your parent has substantial leverage and depends on you as a source of liquidity. In addition, briefly discuss your parent’s proposed transaction with China Oceanwide.

John Stickel
United States Securities and Exchange Commission
April 19, 2021

In the Registrant’s letter to the Staff dated November 19, 2020 (the “First Response Letter”), the Registrant indicated that, with respect to Genworth Financial, Inc.’s (“Parent”) proposed transaction with China Oceanwide, it would update the Registration Statement, as appropriate, following the closing or other action taken with respect to the proposed transaction. As reported by Parent on April 6, 2021, Parent terminated its merger agreement with China Oceanwide as of April 6, 2021. Accordingly, all disclosure specifically related to the proposed transaction with China Oceanwide has been removed from the Registration Statement. Please see Parent’s Form 8-K dated as of April 6, 2021 and attached as Exhibit 1 hereto for additional details.
Cybersecurity, pages 138-139
2.We note your disclosure that your chief information officer and chief information security officer, together with your compliance organization, ensure the requirements of your information security program satisfy applicable legal and regulatory requirements. To the extent cybersecurity risks are material to your business, please also disclose here or under another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.
The Registrant has revised the disclosure on pages 138-139 of the Registration Statement to address the Staff’s comment and outline the nature of the board’s role in overseeing our cybersecurity risk management.
Exclusive Forum, pages 67 and 187
3.We note your disclosure here that the exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act. Please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

John Stickel
United States Securities and Exchange Commission
April 19, 2021

The Company acknowledges the Staff’s comment and has revised the risk factor on pages 67 and 187. of the Registration Statement to clearly state that the exclusive forum provision in the governing documents applies to actions arising under the Securities Act but not the Exchange Act. The choice of forum provision now clearly states that it applies to Securities Act claims and further states that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The details of the exclusive forum provision in our governing documents will continue to be communicated in future disclosures to investors.

*******

Please do not hesitate to contact the undersigned at (212) 839-5420 with any questions you may have regarding this submission.

Very truly yours,

/s/ Michael J. Schiavone
Michael J. Schiavone

cc:	J. Nolan McWilliams, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
Evan Stolove, Genworth Mortgage Holdings, Inc.
Perry J. Shwachman, Sidley Austin LLP
Sean M. Carney, Sidley Austin LLP
David Ni, Sidley Austin LLP
Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP
Jeffrey D. Karpf, Cleary Gottlieb Steen & Hamilton LLP
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

April 6, 2021
Date of Report
(Date of earliest event reported)

GENWORTH FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32195	80-0873306
(State or other jurisdiction of incorporation or organization) 6620 West Broad Street, Richmond, VA	(Commission File Number)	(I.R.S. Employer Identification No.) 23230
(Address of principal executive offices)		(Zip Code)
(804) 281-6000
(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $.001 per share	GNW	NYSE (New York Stock Exchange)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02. Termination of a Material Definitive Agreement.
As previously reported, on October 21, 2016, Genworth Financial, Inc. (the “Company”) entered into an agreement and plan of merger (the “Merger Agreement”) with Asia Pacific Global Capital Co., Ltd. (“Parent”), a limited liability company incorporated in the People’s Republic of China and a subsidiary of China Oceanwide Holdings Group Co., Ltd., a limited liability company incorporated in the People’s Republic of China (together with its affiliates, “China Oceanwide”), and Asia Pacific Global Capital USA Corporation (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of Asia Pacific Insurance USA Holdings LLC (“Asia Pacific Insurance”), which is a Delaware limited liability company owned by China Oceanwide, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub would merge with and into the Company with the Company surviving the merger as a direct, wholly-owned subsidiary of Asia Pacific Insurance (the “Merger”). On April 6, 2021, without consummating the Merger, the Company delivered to Parent a written notice of action taken by its board of directors, at a meeting duly called and held, terminating the Merger Agreement pursuant to the terms thereof. Capitalized terms used but not defined in the Current Report on Form 8-K have the meanings ascribed to such terms in the Merger Agreement.
As previously disclosed, following previous extensions of the “End Date” under the Merger Agreement, on January 4, 2021, the Company announced that China Oceanwide and it had determined not to extend the End Date of the Merger Agreement beyond December 31, 2020 given the uncertainty around the completion and timing of the remaining steps required for closing the Merger. As a result, each party had the right to terminate the Merger Agreement by notice to the other given under the Merger Agreement. The Company decided to terminate the Merger Agreement at this time in order to pursue its revised strategic plan without restriction and without uncertainty regarding its ultimate ownership, which might impact the Company’s ability to successfully execute the plan.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.
99.1 Press Release issued by the Company, dated April 6, 2021.
104 Cover Page Interactive Data File (embedded within the Inline XBRL document)
Cautionary Note Regarding Forward-Looking Statements
This communication includes certain statements that may constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward- looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements regarding transactions Genworth is pursuing to address its near-term liabilities and financial obligations, which may include additional debt financing and/or transactions to sell a percentage of its ownership interests in its U.S. mortgage insurance business, and a future partnership with Oceanwide to offer insurance products in China. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from those in the forward-looking statements and factors that may cause such a difference include, but are not limited to, risks and uncertainties related to: (i) the risk that Genworth’s determination to terminate the merger agreement may adversely affect Genworth’s business, the price of Genworth’s common stock, and Genworth’s ability to pursue these alternative transactions, and the risk that Genworth will be unable to address its near-term liabilities and financial obligations, including the risks that it will be unable to raise additional debt financing and/or sell a percentage of its ownership interest in its U.S. mortgage insurance business to repay the promissory note to AXA S.A. or refinance its future debt maturities; (ii) potential legal proceedings that may be instituted against Genworth related to the termination of the transaction with Oceanwide; (iii) potential adverse reactions or changes to Genworth’s business relationships with clients, employees, suppliers or other parties or other business uncertainties resulting from the termination of the transaction with Oceanwide, including but not limited to such changes that could affect Genworth’s financial performance; (iv) continued availability of capital and financing to Genworth; (v) further rating agency actions and downgrades in Genworth’s financial strength ratings; (vi) changes in applicable laws or regulations; (vii) the impact of changes in interest rates and political instability; (viii) the possibility that Genworth may not pursue potential future opportunities with Oceanwide to offer insurance products in China; and (ix) other risks and uncertainties described in Genworth’s Annual Report on Form 10-K, filed with the SEC on February 26, 2021. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Genworth’s consolidated financial condition, results of operations, credit rating or liquidity. Accordingly, we caution you against relying on any forward-looking statements. Further, forward-looking statements should not be relied upon as representing Genworth’s views as of any subsequent date, and Genworth does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 6, 2021	GENWORTH FINANCIAL, INC.

	By:	/s/ Thomas J. McInerney
Thomas J. McInerney
President and Chief Executive Officer

Exhibit 99.1
Genworth Announces Termination of Merger Agreement with Oceanwide
RICHMOND, Va., (April 6, 2021) — Genworth Financial, Inc. (NYSE: GNW) (Genworth, the Company) today announced that it has exercised its right to terminate its merger agreement with China Oceanwide Holdings Group Co., Ltd. (Oceanwide) as of April 6, 2021. Terminating the agreement allows Genworth to pursue its revised strategic plan without restrictions and without uncertainty regarding its ultimate ownership, which might impact the Company’s ability to successfully execute the plan.
The Company’s revised strategic plan includes a potential partial initial public offering (IPO) of its U.S. MI business (subject to market conditions as well as the satisfaction of various conditions and approvals). China Oceanwide and Genworth also will continue to explore potential opportunities to bring long-term care insurance and other similar products to the Chinese insurance market in the future.
“Genworth’s Board of Directors has concluded that Oceanwide will be unable to close the proposed transaction within a reasonable time frame and that greater clarity about Genworth’s future is needed now in order for the Company to execute its plans to maximize shareholder value. Thus, the Board decided to terminate the Oceanwide merger agreement,” said James Riepe, non-executive chairman of the Genworth Board of Directors. “Although disappointed after more than four years of efforts, I want to especially thank our shareholders, regulators, policyholders, customers and employees, for their patience and support as we all persevered through an especially long and arduous cross-border approval process.”
“We are grateful for Oceanwide’s commitment to our planned transaction over the years,” said Tom McInerney, Genworth President and CEO. “During that time, we together navigated significant market uncertainty and regulatory hurdles, a testament to both parties’ good faith efforts to complete the transaction. I would like to thank Chairman Lu for his commitment and partnership throughout this process.”
McInerney continued, “While we believe it is necessary and appropriate at this stage to terminate the transaction, Genworth continues to share Chairman Lu’s vision of bringing long-term care solutions to the aging population in China. Both parties believe there are significant, compelling opportunities to address critical societal needs outside of the U.S.”
Genworth has already executed important steps under its revised strategic plan, including the sale of Genworth’s interest in its Australian mortgage insurance business and actions to align its expense structure with current business activities. These steps expand on actions the Company has taken over the last several years to strengthen its financial position, including the sale of its Canadian mortgage insurance business, the completion of a $750 million debt offering at the U.S. MI holding company and the negotiation of a settlement with AXA S.A.

About Genworth Financial
Genworth Financial, Inc. (NYSE: GNW) is a Fortune 500 insurance holding company committed to helping families achieve the dream of homeownership and address the financial challenges of aging through its leadership positions in mortgage insurance and long term care insurance. Headquartered in Richmond, Virginia, Genworth traces its roots back to 1871 and became a public company in 2004. For more information, visit genworth.com.
From time to time, Genworth releases important information via postings on its corporate website. Accordingly, investors and other interested parties are encouraged to enroll to receive automatic email alerts and Really Simple Syndication (RSS) feeds regarding new postings. Enrollment information is found under the “Investors” section of genworth.com.
Cautionary Note Regarding Forward-Looking Statements
This communication includes certain statements that may constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements regarding transactions Genworth is pursuing to address its near-term liabilities and financial obligations, which may include additional debt financing and/or transactions to sell a percentage of its ownership interests in its U.S. mortgage insurance business, and a future partnership with Oceanwide to offer insurance products in China. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from those in the forward-looking statements and factors that may cause such a difference include, but are not limited to, risks and uncertainties related to: (i) the risk that Genworth’s determination to terminate the merger agreement may adversely affect Genworth’s business, the price of Genworth’s common stock, and Genworth’s ability to pursue these alternative transactions, and the risk that Genworth will be unable to address its near-term liabilities and financial obligations, including the risks that it will be unable to raise additional debt financing and/or sell a percentage of its ownership interest in its U.S. mortgage insurance business to repay the promissory note to AXA S.A. or refinance its future debt maturities; (ii) potential legal proceedings that may be instituted against Genworth related to the termination of the transaction with Oceanwide; (iii) potential adverse reactions or changes to Genworth’s business relationships with clients, employees, suppliers or other parties or other business uncertainties resulting from the termination of the transaction with Oceanwide, including but not limited to such changes that could affect Genworth’s financial performance; (iv) continued availability of capital and financing to Genworth; (v) further rating agency actions and downgrades in Genworth’s financial strength ratings; (vi) changes in applicable laws or regulations; (vii) the impact of changes in interest rates and political instability; (viii) the possibility that Genworth may not pursue potential future opportunities with Oceanwide to offer insurance products in China; and (ix) other risks and uncertainties described in Genworth’s Annual Report on Form 10-K, filed with the SEC on February 26, 2021. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Genworth’s consolidated financial condition, results of operations, credit rating or liquidity. Accordingly, we caution you against relying on any forward-looking statements. Further, forward-looking statements should not be relied upon as representing Genworth’s views as of any subsequent date, and Genworth does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

For further information:
Investors:
investorinfo@genworth.com
Media:
Julie Westermann, 804 937.9273
julie.westermann@genworth.com
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